Exhibit 99.1

SDLP – Amendments to Certain Credit Facilities to Insulate Seadrill Partners from Seadrill Limited’s Restructuring

London, United Kingdom, August 17, 2017 - Seadrill Partners (“SDLP or the Company”) announces today that it has completed amendments to three secured credit facilities that relate to rigs purchased by the Company from Seadrill Limited that will insulate the Company from events of default related to Seadrill Limited’s likely use of chapter 11 proceedings to implement its restructuring plan.

The amendments to the three facilities remove Seadrill Limited and its consolidated entities as a borrower or guarantor, separate the facilities such that the resulting Seadrill Partners facilities are secured only by the Company’s assets without recourse to Seadrill Limited or its assets, and extend the maturities of the resulting Seadrill Partners facilities by 2.5 years.

As part of this transaction we have agreed to a prepayment of US$100 million upon closing and two subsequent prepayments of US$25 million, one of which will be made six months after closing and another of which will be made 12 months after closing, in each case distributed pro rata across the three resulting Seadrill Partners facilities. We have also agreed to certain covenant and security amendments and to cancel the $100 million revolver provided by Seadrill Limited. For additional information please refer to the agreements included in the Company’s Form 6K filed along with this announcement.

Our existing management and operational arrangements with Seadrill Limited will remain in place and the Company’s business operations remain unaffected by Seadrill Limited’s restructuring efforts.

In April 2017, we deferred distributions to common unitholders pending completion of this transaction and we will resume distributions at the same level as prior to the deferral.

We have therefore declared a quarterly cash distribution with respect to the first and second quarters of 2017 of $0.10 per unit for each quarter. This cash distribution will be paid on or about September 5, 2017 to all unitholders of record as of the close of business on August 29, 2017.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes, trends in its business and the markets in which it operates and insulation from Seadrill Limited’s restructuring. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet; delay in payment or disputes with customers; fluctuations in the international price of oil; changes in governmental regulations that affect the Company or the operations of the Company’s fleet; increased competition in the offshore drilling industry; hire rates and factors affecting supply and demand for drilling rigs; the financial condition of the Company’s existing or future customers; and general economic, political and business conditions globally and the effects of Seadrill Limited’s restructuring. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.